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CM

SECU 08029562 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC 111

SEC FILE NUMBER
8-43999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gulf Star Group I

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana Street, Ste 3800
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia Neal 713-300-2002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, Ste 1000 (Address) Houston (City) TX (State) 77056 (Zip Code)

PROCESSED

MAR 20 2008

E

THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alicia Neal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gulfstar Group I, as of 2/28, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alicia Neal
Signature

Controller
Title

Christine Wright
Notary Public

CHRISTINE M WRIGHT
My Commission Expires
April 24, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GULFSTAR GROUP I, LTD. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
GulfStar Group I, Ltd.
Houston, Texas

We have audited the accompanying consolidated statements of financial condition of GulfStar Group I, Ltd. and Subsidiary (the Partnership) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GulfStar Group I, Ltd. and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2008

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS	2007	2006
Cash and cash equivalents	$ 328,820	$ 192,975
Accounts receivable	8,729	149,086
Investment securities, at estimated fair value - not readily marketable	3,086,600	3,199,992
TOTAL ASSETS	$ 3,424,149	$ 3,542,053

LIABILITIES AND PARTNERS' CAPITAL	2007	2006
Accounts payable	$ 503	$ -
Minority interest in subsidiary	2,096,893	2,097,328
Partners' capital	1,326,753	1,444,725
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 3,424,149	$ 3,542,053

The accompanying notes are an integral part of this financial statement.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues		
Commissions and retainer	$ 1,560,000	$ 60,000
Unrealized (loss) gain on investment securities	(113,392)	18,840
Gain on sale of investments	-	2,505,048
Investment income	956,110	288,323
Total Revenues	2,402,718	2,872,211
Expenses		
Management fees	1,638,453	69,854
Licenses and registration	16,975	6,460
Professional fees	21,476	-
Other	367	109
Total Expenses	1,677,271	76,423
Income Before Minority Interest	725,447	2,795,788
Minority Interest in Subsidiary Net Loss (Income)	435	(757,316)
Net Income	$ 725,882	$ 2,038,472

The accompanying notes are an integral part of the financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	General Partner	Limited Partners	Total
Balance, December 31, 2005	$ 31,367	$ 6,236,499	$ 6,267,866
Contributions	-	200,000	200,000
Preferred Distributions	-	(5,519,105)	(5,519,105)
Ordinary Distributions	-	(1,542,508)	(1,542,508)
Net Income	20,385	2,018,087	2,038,472
Balance, December 31, 2006	51,752	1,392,973	1,444,725
Ordinary Distributions	-	(843,854)	(843,854)
Net Income	72,588	653,294	725,882
Balance, December 31, 2007	$ 124,340	$ 1,202,413	$ 1,326,753

The accompanying notes are an integral part of the financial statements.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 1,560,000	$ 60,000
Investment income	1,223,610	288,323
Cash paid for management fees and expenses	(1,944,771)	(76,423)
Net cash provided by operating activities	838,839	271,900
CASH FLOWS FROM INVESTING ACTIVITIES		
Principal receipts	-	1,138,646
Sale of investments	140,860	5,615,743
Net cash provided by investing activities	140,860	6,754,389
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	200,000
Capital distributions	(843,854)	(7,061,613)
Net cash used by financing activities	(843,854)	(6,861,613)
NET INCREASE IN CASH AND CASH EQUIVALENTS	135,845	164,676
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	192,975	28,299
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 328,820	$ 192,975
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 725,882	$ 2,038,472
Unrealized loss (gain) on investment securities	113,392	(18,840)
Gain on sale of investments	-	(2,505,048)
Minority interest in subsidiary net (loss) income	(435)	757,316
Net cash provided by operating activities	$ 838,839	$ 271,900

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) ("the Partnership") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(1). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulation Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD). As a result of the merger of the NASD into FINRA during 2007, the Partnership received a one time payment from the NASD of $35,000, which is included in commissions and retainer revenues in the statement of income.

Statement Presentation – The unclassified consolidated statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the income tax returns of the partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments – The Partnership holds various non-marketable securities through its subsidiary, GulfStar Merchant Banking. All securities are valued at estimated fair value at December 31, 2007, as determined by management.

Estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The Partnership owns 69.993% of the limited partnership interest of the Subsidiary. Consolidation of the limited partnership interest is the result of same management control of the operations of both entities. All intercompany activities and balances have been eliminated in consolidation.

NOTE B ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. GulfStar Investment of Nevada Inc. and IBC Subsidiary Corporation (IBC) own 29.997% and 69.993% in limited partnership interests, respectively. The Partnership will remain in existence until December 31, 2050.

A limited partnership agreement (Merchant Banking Partnership) was entered into effective October 2, 2000, by GulfStar Group GP, LLC, as general partner, owning a 0.01% interest, GulfStar Investment of Nevada, Inc. and the Partnership as the limited partners, owning a 29.997% and 69.993% interest, respectively to create GulfStar Merchant Banking, Ltd. GulfStar Merchant Banking Ltd. was organized (i) to buy, hold, and otherwise invest in securities which, in the general partner's sole discretion, are suitable for the Merchant Banking Partnership and to thereafter dispose of the same; (ii) to receive, hold and dispose of noncash compensation item's; (iii) to exercise all rights, powers, privileges, and other incidents of ownership or possession with respect to securities held or owned by the Merchant Banking Partnership; (iv) to enter into, make, and perform all contracts and other undertakings; and (v) to engage in all activities and transactions as may be necessary, advisable, or desirable to carry out the foregoing. The Merchant Banking Partnership shall continue until August 31, 2050 unless sooner terminated in accordance with any provision of the Agreement. As of December 31, 2007 the Partnership has funded 100% of the Merchant Banking Partnership capital contributions.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests. IBC, a limited partner, was entitled to a preferred return of its capital contributions plus interest on those capital contributions of twelve percent per annum. All of IBC's contributions to the partnership were returned in 2005 and 2006. Subsequent distributions are according to partnership sharing ratios.

NOTE C MANAGEMENT AGREEMENT

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (an affiliated company) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership pays GulfStar II a management fee, payable quarterly in arrears or at such other times as the parties may mutually agree. Fees are based on a percentage of private placement fee revenues and a specific allocation of incremental overhead.

Total fees, paid by the Partnership, pursuant to the agreement were $69,854 for the years ended December 31, 2007 and 2006. Effective August 1, 2004, GulfStar II also agreed to pay the Partnership a retainer fee on a monthly basis. Total retainer fees received by the Partnership were $60,000 for the years ended December 31, 2007 and 2006.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2007 and 2006, the Partnership had net capital of $62,000 and $27,000, respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .008 to 1 and zero at December 31, 2007 and 2006, respectively. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E CONCENTRATIONS AND CREDIT RISK

The Partnership's bank balances, which were $328,820 and held at various banks at December 31, 2007, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 at each bank. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk.

The Partnership holds various investments which are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the consolidated statement of financial condition.

NOTE F CONSOLIDATED SUBSIDIARY

The following is a summary of financial information of the Partnership's consolidated subsidiary, GulfStar Merchant Banking, Ltd. as of December 31, 2007 and 2006:

	2007	2006
Cash	$ 174,240	$ 112,613
Investments and receivables	3,095,329	3,349,078
Total Assets	$ 3,269,569	$ 3,461,691
Partners' Capital	$ 3,269,569	$ 3,461,691

The accounts of the subsidiary are not included in the computation of the Partnership's net capital under Rule 15c3-1.

NOTE G INVESTMENT SECURITIES

Investment securities represent investments in senior subordinated notes, common stock and partnership interests. The investment securities, all of which are not readily marketable, are carried at estimated fair value as determined by management. The cost and fair market value of investment securities is as follows at December 31, 2007 and 2006:

	2007		2006	
	Cost	Fair Value	Cost	Fair Value
Saber Petroleum	$ 861,354	$ 2,277,154	$ 861,354	$ 2,277,154
Barret Kendall 12% SSN	500,000	71,040	500,000	71,040
J&R Founder's Fund	200,000	376,119	200,000	376,119
CAIC Holding Company, Inc.	7,750	102,620	7,750	102,620
RIMCO Production Company	-	259,667	-	373,059
Total Investments	$ 1,569,104	$ 3,086,600	$ 1,569,104	$ 3,199,992

In 2007 the Partnership received 375 warrants from Turbine Air Systems, Ltd., as part of their private placement fee agreement. Based on management's valuation these warrants had no discernable value at December 31, 2007.

GULFSTAR GROUP I, LTD. AND SUBSIDIARY
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL	
Total partners' capital and minority interest qualified for net capital	$ 3,424,149
Total capital and allowable subordinated liabilities	3,424,149
Deductions and/or charges	
Nonallowable assets:	
Securities not readily marketable	(3,086,600)
Other	(275,549)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	62,000
Haircuts on securities	-
Net capital	$ 62,000
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (12.5% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 57,000
Ratio: Aggregate indebtedness to net capital	.008 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2007, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(1), limited business (mutual funds and/or variable annuities only).

See independent auditor's report.

END